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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


               ANNOUNCEMENT OF RESPONSIVE MEASURES TO BE TAKEN IN
         CONNECTION WITH THE DIESEL PARTICULATE FILTER ("DPF") INCIDENT


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December 1, 2004
                 --------------------

Commission File Number     09929
                       --------------

                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F  X      Form 40-F
                                  ---               ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes          No  X
                                   ---         ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 1, 2004

                                              MITSUI & CO., LTD.


                                       By:  /s/ Tasuku Kondo
                                          ---------------------
                                          Name:  Tasuku Kondo
                                          Title: Executive Director
                                                 Executive Vice President
                                                 Chief Financial Officer
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                                                                December 1, 2004
                                                              Mitsui & Co., Ltd.

  ANNOUNCEMENT OF RESPONSIVE MEASURES TO BE TAKEN IN CONNECTION WITH THE DIESEL
                      PARTICULATE FILTER ("DPF") INCIDENT


Reference is made to our announcement dated November 22, 2004 regarding the discovery of data falsification by employees in connection with the Diesel Particulate Filter ("DPF) certification.

Mitsui expresses once again our utmost regret to our DPF users and all parties concerned, including the citizens and local communities, for the occurrence of data falsification related to our DPFs resulting in the provision of products whose filtration ratios do not reach the regulatory standard.

Immediately after the identification of the incident, Mitsui established an internal investigation committee chaired by an outside counsel as well as the DPF Response Headquarters headed by our CEO & President with a view to making every effort to expedite the resolution of the problems which have arisen from the incident. On December 1, 2004, Mitsui decided to implement the responsive measures outlined below, and will be reporting to the state and local governments concerned on our decision.

Responsive Measures

o    Free replacement of DPFs

     Mitsui will replace our DPFs for free by either supplying products of other manufacturers or upgrading or reforming our own products (subject to the acquisition of certification from the relevant local government.) Mitsui will be contacting our DPF users directly or through our sales agents regarding the specific programs for replacement. Mitsui will also compensate for the relevant losses incurred during the period of replacement work.

o    Measures other than DPF replacement

     For those DPF users who plan to scrap their vehicles or procure alternative vehicles, Mitsui will redeem those DPFs and reimburse the amount paid for purchasing them. Mitsui will be contacting these users directly or through sales agents regarding the specific procedures and documentations for redemption and reimbursement.

Compensation of subsidies

    Mitsui intends to compensate all providers of subsidies relating to our DPFs, including state and local governments, by paying the full amount equivalent to the relevant subsidies. In this regard, Mitsui will seek instructions from the relevant providers.

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Mitsui is committed to taking prompt and definitive actions as outlined above, and asks for the kind understanding of all parties concerned.




                                               Inquiries should be addressed to:
                                               Corporate Communications Division
                                                      Telephone: +81-3-3285-7596
                                                                              Or
                                                     Investor Relations Division
                                                              Mitsui & Co., Ltd.
                                                      Telephone: +81-3-3285-7910
                                                      Facsimile: +81-3-3285-9819